Filed by: TriVascular Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: TriVascular Technologies, Inc.

Commission File No.: 001-36419

The following is a letter being provided to TriVascular’s employees

October 26, 2015

We are pleased to announce that Endologix® and TriVascular® have agreed to a merger and expect to become a single company focused on aortic disorders in the first quarter of 2016. The press release announcing the merger is attached. Until the deal is completed, we will remain separate companies – we will operate independently and we will not sell each other’s products.

TriVascular is a purpose-inspired company. From the very beginning, our Mission has been to make EVAR better, safer, less invasive and available to more patients. The combined companies will continue this mission and, through scale, make the Ovation® Platform more broadly available to patients worldwide. This merger will combine two entrepreneurial and innovative leaders sharply focused on improving endovascular solutions to treat aortic disease. It will bring together three unique and clinically proven technologies — the Ovation®, AFX®, and Nellix®1 platforms — that represent the broadest product offering and indications in AAA. The combined company will be uniquely positioned to enable a physician to choose the technology solution best suited for each patient.

Increasing our field service reach, capacity and therapy experience are critical to accelerating the availability of our technology to more physicians and their patients around the world. In the last three years, TriVascular has made significant investments in building and expanding our commercial capabilities, and those efforts have helped us reach more patients. Yet our ability to realize the true market and clinical potential of our technology platform is limited by our size and inability to match the more significant resources of larger, more established competitors. This merger will enable us to significantly increase the number of experienced service professionals supporting the Ovation Platform worldwide, thereby providing even more physicians and their patients with access to our innovative technology sooner.

I fully anticipate that the combined company will maintain an entrepreneurial culture and provide the technology, talent, resources and commercial capability to continue to innovate on multiple new development and clinical study projects well into the next decade. I am confident that the innovative drive that created and commercialized the Ovation Platform will remain within the merged company and help us to create and commercialize tomorrow’s transforming technologies to further advance endovascular treatment of aortic disease.

Change is sometimes uncomfortable but often necessary for growth and success. A stronger, larger and growing company will create expanding opportunities for employees from both companies. Between now and when the deal closes, our top priority remains the day-to-day business of serving physicians and patients and innovating to develop new and better treatment options. We must remain focused on doing our jobs and managing our business. We will communicate with you as much as we can in multiple ways to keep you informed, starting with employee meetings today. Thank you for all that you do and will continue to do to ensure that patients gain access to our life-saving technology.

Sincerely,

Christopher G. Chavez

Chairman, President & CEO, TriVascular

[1]	The Nellix EndoVascular Aneurysm Sealing System is CE Marked. It is an investigational device in the United States. CAUTION: Investigational Device. Limited by federal (United States) law to investigational use only.

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

The transaction referenced in this communication has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S–4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed transaction (the “Proxy Statement/Prospectus”). This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. It is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed transaction. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION.

In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com.

Participants in the Solicitation

Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.